UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2025

Stephen Stamp
Chief Executive Officer
Biodexa Pharmaceuticals plc
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ, United Kingdom

Re: Biodexa Pharmaceuticals plc
Draft Registration Statement on Form F-1
Submitted May 1, 2025
CIK No. 0001643918

Dear Stephen Stamp:

We have conducted a limited review of your draft registration statement and have the following comments.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Consistent with the placeholder you have included on page 10, please revise the cover page narrative and the risk factor on page 12 to disclose the number of Ordinary Shares that will be represented by the aggregate number of Depositary Shares to be issued if all of the Series L Warrants offered to investors in this offering, including those subject to the underwriter's overallotment option for Series L Warrants, are exercised utilizing the "zero exercise price" option at the floor price of the Series L Warrants. Please also disclose how this number of Ordinary Shares compares to the number of Ordinary Shares (including Ordinary Shares underlying Depositary Shares) that are currently outstanding.

Risk Factors, page 12

2. If true, please include risk factor disclosure that this offering could cause the company’s Depositary Share price to fall below the minimum bid price per share requirement, which could result in its Depositary Shares being delisted from Nasdaq. If the company has plans to effect a ratio change in the number of Ordinary Shares represented by its Depositary Shares, such plans should be disclosed in the registration statement, including the proposed ratio, if known. Discuss, as applicable, risks associated with conducting large ratio changes to maintain compliance.
3. Please revise your Risk Factors section to discuss Nasdaq's recent actions pursuant to Listing Rule 5101 with respect to other companies that have consummated offerings involving zero exercise price warrants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lauren Sprague Hamill at 303-844-1008 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason McCaffrey